Exhibit 99.1

Santiago, February 20, 2014
GG/XXXX/2014

Mr. Fernando Coloma Correa
Superintendent of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in articles 9 and 10 of the 18.045 Law on Securities Markets and Chapter 18-10 of the Norms’ Compilation of the Banks and Financial Institutions Superintendency, CorpBanca informs you the following material event:

On February 20, 2014, CorpBanca held a Board of Directors meeting, in which the members of the Board resolved to inform the public the following event, as a material event notice:

The Board scheduled a general shareholders meeting to be held on March 13, 2014, seeking approval of, among other things, the annual financial statements reflecting profits for Ch$155,093,468,823 for the year 2013 and the Board’s proposal to distribute 57% of CorpBanca’s profits generated during 2013, which is in the amount of Ch$88,403,277,229, through dividends to be distributed among the Bank’s 340,358,194,234 total outstanding shares. Thus, if approved under the terms mentioned above, the dividends to be distributed will amount to Ch$0.2597360038 per share.

If such distribution is approved, the dividends will be paid once the aforementioned shareholders meeting has been finalized.

In the event the distribution is approved under the terms mentioned above, the shareholders entitled to receive such dividends will be those shareholders registered on the Shareholder Registry 5 business days before the general shareholders meeting was held.

Sincerely yours,

/s/ Cristian Canales Palacios
Cristian Canales Palacios
CEO(s)